People's Credit Card Master Trust

              Management Report on Internal Control Over Financial
        Reporting for the Credit Card Services Division of People's Bank
            and Management Report on People's Bank's Compliance with
         Article IV, Section 4.2 of the Pooling and Servicing Agreement

              Management Report on Internal Control Over Financial Reporting for the Credit Card Services Division of People's Bank

Management of People's Bank ("People's") is responsible for establishing and maintaining effective internal control over financial reporting for the Credit Card Services division of People's, inclusive of the accounts transferred to and serviced for the People's Bank Credit Card Master Trust, that is sufficient for the prevention and detection of errors and fraud in amounts that would be material to People's consolidated financial statements. This internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to the preparation of financial information.
Further, because of changes in conditions, the effectiveness of any internal control may vary over time.

Management assessed whether the internal control over financial reporting for People's Credit Card Services division as of December 31, 1998 was sufficient for the prevention and detection of errors and fraud in amounts that would be material to People's consolidated financial statements. The assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 1999, the Credit Card Services division of People's maintained effective internal control over financial reporting that was sufficient for the prevention and detection of errors and fraud in amounts that would be material to People's consolidated financial statements.

         Management Report on People's Bank's Compliance with Article IV,
               Section 4.2 of the Pooling and Servicing Agreement

Management of People's Bank ("People's") is responsible for complying with the provisions of Article IV, Section 4.2 of the Amended and Restated Pooling and Servicing Agreement dated March 18, 1997 (as heretofore amended, supplemented or otherwise modified), including the applicable supplements dated March 1, 1995, July 1, 1996, March 18, 1997, September 1, 1997,
April 1, 1998 and September 29, 1999 (collectively the "Agreement"), between Bankers Trust Company, as trustee, and People's, as transferor and servicer, and for establishing and maintaining effective internal control over compliance with such provisions.

Management has performed an evaluation of People's compliance with the provisions of Article IV, Section 4.2 of the Agreement as of December 31, 1999. Based on this evaluation, management believes that, as of December 31, 1999, People's was in compliance with the provisions set forth in Article IV,
Section 4.2 of the Agreement.

/s/ John A. Klein
John A.Klein
Chairman, Chief Executive Officer and President

/s/ George W. Morriss
George W. Morriss
Executive Vice President and Chief Financial Officer

March 10, 2000